UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2017

Gartner, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14443	04-3099750
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700

(Address of principal executive offices, including zip code)

(203) 316-1111

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Indenture and Notes Issuance

On March 30, 2017, Gartner, Inc. (the “Company”) closed its previously announced offering of $800,000,000 aggregate principal amount of 5.125% Senior Notes due 2025 (the “Notes”). The Notes were issued pursuant to an indenture, dated as of March 30, 2017 (the “Indenture”), among the Company, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Trustee”). The Notes were offered and sold in the United States only to qualified institutional buyers (as defined in the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 144A under the Securities Act and outside the United States only to non-U.S. persons in accordance with Regulation S under the Securities Act.

The Notes were issued at an issue price of 100.00% and bear interest at a rate of 5.125% per annum. Interest on the Notes is payable on April 1 and October 1 of each year, beginning on October 1, 2017. The Notes will mature on April 1, 2025.

The Company may redeem some or all of the Notes at any time on or after April 1, 2020 for cash at the redemption prices set forth in the Indenture, plus accrued and unpaid interest to, but not including, the redemption date. Prior to April 1, 2020, the Company may redeem up to 40% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 105.125% plus accrued and unpaid interest to, but not including, the redemption date. In addition, the Company may redeem some or all of the Notes prior to April 1, 2020, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date, plus a “make-whole” premium. If the Company experiences specific kinds of change of control, it will be required to offer to purchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

In the event that (i) the merger (the “Merger”) of Cobra Acquisition Corp., a Delaware corporation, with and into CEB Inc. (“CEB”) pursuant to the Agreement and Plan of Merger, dated as of January 5, 2017 (the “Merger Agreement”), by and among the Company, CEB and Cobra Acquisition Corp., is not consummated on or prior to October 5, 2017 or (ii) at any time prior to October 5, 2017, the Merger Agreement is terminated without the Merger being consummated, the Company will redeem all of the Notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.

The Notes are the Company’s general unsecured senior obligations, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s non-guarantor subsidiaries, equal in right of payment to all of the Company’s and Company’s guarantor subsidiaries’ existing and future senior indebtedness and senior in right of payment to all of the Company’s future subordinated indebtedness, if any. The Notes are jointly and severally guaranteed on a senior unsecured basis by certain of the Company’s domestic subsidiaries that have outstanding indebtedness or guarantee other specified indebtedness and, following the consummation of the Merger, CEB and certain of its subsidiaries.

The Indenture contains covenants that limit, among other things, the Company’s ability and the ability of some of the Company’s subsidiaries to:

•	create liens;
•	incur indebtedness; and
•	merge or consolidate with other entities.

These covenants will be subject to a number of exceptions and qualifications. The limitation on indebtedness covenant will be suspended while the Notes have investment grade ratings from both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.

The Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all the then outstanding Notes issued under the Indenture to be due and payable.

The foregoing description of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of Notes (included in the Indenture), which is filed as Exhibit 4.1 herewith and incorporated by reference herein.

The Notes have not been registered under the Securities Act. The Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above under Item 1.01 above is incorporated by reference into this Item 2.03.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
4.1	Indenture (including form of Notes), dated as of March 30, 2017, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, relating to the $800,000,000 aggregate principal amount of 5.125% Senior Notes due 2025.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or Gartner’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;
•	the risk that the businesses will not be integrated successfully;
•	the risk that synergies will not be realized or realized to the extent anticipated;
•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;
•	the risk that required governmental approvals of the Merger will not be obtained;
•	the risk that, following this transaction, Gartner will not realize its financing or operating strategies;
•	litigation in respect of either company or the Merger; and
•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in Gartner’s filings with the Securities and Exchange Commission (“SEC”), including Gartner’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 22, 2017 and those discussed in “Risk Factors” in the Registration Statement on Form S-4, which was filed with the SEC on February 6, 2017 and amended on March 6, 2017 and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication references a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner filed with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that also constitutes a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The preliminary proxy statement/prospectus, this Current Report on Form 8-K and any related communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road, Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB may be obtained free of charge on CEB’s website at www.cebglobal.com or by directing a written request to CEB, care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Gartner’s executive officers and directors is included in in Gartner’s Form 10-K/A, which was filed with the SEC on March 7, 2017. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gartner, Inc.

Date: March 30, 2017	By:	/s/ Craig W. Safian
Craig W. Safian Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1	Indenture (including form of Notes), dated as of March 30, 2017, among Gartner, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, relating to the $800,000,000 aggregate principal amount of 5.125% Senior Notes due 2025.